Jaison Phyotchem, Inc.

No.1 Kaki Bukit Avenue 3, #09-11, KB-1

Singapore 416087

Telephone: +65 6841 0120

Email: jacksaa@jaisonphytochem.com

Dated: June 16, 2022

VIA EDGAR

Attention:	Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Jaison Phyotchem, Inc. Withdrawal of Registration Statement on Form S-1 Filed on September 21, 2021 File No. 333-259689

Ladies and Gentlemen:

On behalf of Jaison Phyotchem, Inc., a Wyoming corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits (File No. 333-259689), as filed with the Securities and Exchange Commission (“Commission”) on September 21, 2021 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because, amongst other reasons, the Company believes additional time and expenditures are needed to pursue filing a Registration Statement on Form S-1. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order via email to jacksaa@jaisonphytochem.com.

Very truly yours,

/s/ Jacksaa Tan

Jacksaa Tan

Chief Executive Officer